

December 30, 2010

C. Ramakrishnan- Chief Financial Officer
Tata Motors Limited
Bombay House
24, Homi Mody Street
Mumbai 400 001, India

> **Re: Tata Motors Limited**
> **Form 20-F for the fiscal year ended March 31, 2010**
> **Filed September 30, 2010**
> **File No. 001-32294**

Dear Mr. Ramakrishnan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2010

Item 4- Information on the Company

B. Business Overview

Reducing Costs and breakeven points, page 16

1. We note your strategy includes reducing costs and breakeven point. In addition, your August 2010 investor presentation emphasizes reducing the breakeven point for Jaguar Land Rover ("JLR"). Accordingly, it appears that you should consider including a discussion of your breakeven point by commercial vehicles, passenger vehicles, utility vehicles and exports, with a corresponding standalone discussion of JLR, in future filings. In particular, consider quantifying management's target breakeven point and including a corresponding calculation of such amounts. In this regard, we note you quantify such amounts in terms of capacity in the August 10, 2010 earnings call.

<u>Consolidated Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 14. Intangible Assets, page F-33</u>

2. You indicate that the recoverable amount of the JLR cash generating unit has been determined based on the value in use. In this regard, please clarify whether the fair value less cost to sell could be determined or whether you relied on paragraphs 19 and 20 of IAS 36 to assess the recoverable amount of the JLR cash generating unit.

<u>Note 30. Gain on sale of equity interest in subsidiary, page F-50</u>

3. You indicate that the sale of a 20% interest in Telco Construction Equipment Company Limited ("Telcon") to Hitachi Construction Machinery Company Limited resulted in the loss of control in the Telcon joint venture. However, it appears that you have a significant continuing involvement in the operations of the Telcon joint venture. As such, please provide us with the control analysis performed at the time you reduced your interested in the Telcon joint venture from 60% to 40%. In addition, please provide us details regarding your involvement with regards to Telcon's operating activities as well as the decision making hierarchy regarding Telcon prior to and subsequent to the transaction. Your response should clearly explain why the sale of a 20% interest in the Telcon joint venture resulted in your loss of control with respect to this entity when you continue to retain a 40% interest.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at 202-551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief